PRESS RELEASE
FEBRUARY 7, 2000

        Corel - Inprise/Borland Merger to Create Linux Powerhouse Will
 Provide Customers with Linux Operating System, Applications and Developer Tools

New York, February 07, 2000 - Corel Corporation (NASDAQ: CORL TSE: COR) and Inprise/Borland Corporation (NASDAQ: INPR) today announced that they have entered into a definitive merger agreement. Upon completion of the merger, the combined organization, called Corel, will be a Linux powerhouse, offering a single source for end-to-end solutions featuring a range of productivity applications, development tools, and professional services for all major platforms. The valuation for the entire transaction is approximately US$2.44 billion. Corel is one of the world's largest developers of business productivity, graphics and operating systems solutions. Inprise/Borland Corporation is a leading provider of Internet access infrastructure and application development tools and services.

In 1999, the two companies had total revenues of US$418 million and currently have over US$200 million in cash. The merger will be accounted for as a purchase transaction under Canadian GAAP and is expected to be accretive to Corel's cash earnings per share before the amortization of goodwill.

The Agreement

Upon completion of the merger, Inprise/Borland will operate as a wholly-owned subsidiary of Corel. Dr. Michael Cowpland will remain as President, CEO and a director of the corporation. Dale Fuller, Inprise/Borland's interim President and CEO, will be appointed as Chairman of Corel's Board of Directors. The operations of the combined entity will be headquartered in Ottawa, with the Inprise/Borland operations remaining in its current Silicon Valley locations. The combined businesses will have a presence in over 100 countries.

Under the terms of the agreement, Inprise/Borland shareholders will receive
0.747 Corel common shares for each share of Inprise/Borland common stock held. As a result of the merger, Corel expects to issue approximately 53.7 million common shares in the aggregate, in exchange for Inprise/Borland's outstanding shares.

Based on the closing price of US$20.00 per share of Corel as of February 4, 2000, this represents a value of $14.94 per share of Inprise/Borland, giving a US$2.44 billion valuation for the entire transaction, on a fully diluted basis. Upon closing of the transaction, Inprise/Borland shareholders will own approximately 44 percent of Corel, with the balance being held by Corel's current shareholders. The boards of directors of both companies have approved the transaction.

The Partners

"With Inprise/Borland's leadership in the software development community and Corel's Linux desktop operating system and productivity applications, we have an extraordinary opportunity to reach all facets of the exploding Linux market," said Corel president Michael Cowpland, "This merger enables us to offer end-to-end product solutions and global support to all of our shared customers."

"This is about responding to and leading the rapidly changing face of computing," said Inprise/Borland president Dale Fuller. "Mike and I have a shared vision: To lead in the development of Linux and other emerging technologies that will bridge and accelerate the value of the Internet, to the world. Together, we're already well along this path. With our combined base of 55 million customers - including small to medium enterprise customers, desktop client customers, and enterprise developers - our technologies will enable our customers to migrate to Linux faster."

The two companies share a dedication to innovation, high quality products and services, and a commitment to providing solutions for the Linux environment. With one of the largest teams of Linux developers, the combined organization will be able to deliver more powerful solutions faster.

The merger will allow the combined companies to provide a roadmap to the future by offering training, education, and migration paths so customers can fully exploit the power of Linux-based Internet solutions. Both companies will also continue to provide support for open standards, ensuring compatibility across Linux, Windows and Solaris platforms and applications.

The combined businesses will benefit from shared resources in research and development, sales and marketing, thus allowing the combined Company to reduce expenses through the elimination of duplicated resources in their global retail and corporate channels.

The Move to Linux

Linux is a powerful operating system that runs on hardware ranging from PCs and Macs to Alphas and more. Linux is being used by a fast-growing number of programmers worldwide as a platform for running Internet servers and software applications. International Data Corporation (IDC), a Massachusetts-based industry research organization, forecasts that the Linux operating environment, including both client and server, will grow at a compound annual rate of greater than 25 percent through 2003.

Corel's work on the Linux operating system grew out of its earlier efforts developing software for the Unix operating system. With the release of WordPerfect 8 for Linux in December 1998, Corel firmly established itself as a leading software developer for the open source operating system. Corel also developed the first Linux operating system (OS) built specifically for the desktop.

Also a leading innovator for the Linux community, Inprise/Borland provides the tools to create world-class enterprise applications for the Linux operating system. Most recently, Inprise/Borland announced a free download of JBuilder 3 Foundation, a pure Java development environment for Linux; Kylix, planned to be one of the first rapid-application development (RAD) tools for the Linux platform, is scheduled to be available in mid-2000; and a free download of the Linux Just-In-Time (JIT) compiler.

The merger is subject to certain customary conditions, including shareholder approval from Inprise/Borland and Corel, compliance with the Hart-Scott-Rodino Antitrust Improvements Act, and certain other regulatory filings and approvals. The transaction is expected to close in the late spring and is expected to be tax-free to Inprise/Borland shareholders.

Corel Corporation is an internationally recognized developer of award-winning business productivity, graphics and operating system solutions on the Windows(R), Linux(R), UNIX(R), Macintosh(R) and Java platforms. Corel also develops market-leading, Web-based solutions including applications, contents, e-commerce and online services. For access to these services and more information go to www.Corel.com or www.Corelcity.com. Corel is headquartered in Ottawa. Corel's common stock trades on the NASDAQ Stock Market under the symbol CORL and on the Toronto Stock Exchange under the symbol COR.

Inprise/Borland Corporation is a leading provider of Internet access infrastructure tools and services for all major platforms, including Linux, Solaris and Windows. Founded in 1983, Inprise/Borland is headquartered in the Silicon Valley, California, with operations worldwide. To learn more, visit Inprise/Borland at www.borland.com, or the community web site at
                   ---------------
http://community.borland.com or call the company at (800) 632-2864.
----------------------------

Forward-Looking Statements:. This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking
statements:   inability to obtain, or meet conditions  imposed for, or
governmental approvals for the merger; failure of the Corel or Inprise stockholders to approve the merger; the risk that the Corel and Inprise businesses will not be integrated successfully; costs related to the merger; shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel Corporation's and Inprise/Borland Corporation's most recent reports filed with the Securities and Exchange Commission.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other
        -----------
documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention: Investor Relations, telephone: (831) 431-1000, e-mail: investor@inprise.com and to - Corel Corporation, 1600 Carling Ave.,
        --------------------
Ottawa, ON K1Z 8R7, Attention: Investor Relations, telephone (613) 728-8200, e-mail: ir@corel.ca.

Corel and the Go Further logo are trademarks or registered trademarks of Corel Corporation or Corel Corporation Limited. Linux is a registered trademark of Linus Torvalds. UNIX is a registered trademark of The Open Group. Inprise product names are trademarks or registered trademarks of Inprise Corporation trademarks of the parties using such names. All other product names are trademarks of their respective companies. All other brands and products referenced herein are the trademarks or registered trademarks of their respective holders.

To participate in the live audio Webcast please visit www.corel.com or
                                                      -------------
www.inprise.com. Webcast starts at 11:30 am EST Monday, February 7, 2000.
---------------
RealPlayer(R) is required.

COREL:                                 INPRISE/BORLAND:
Canadian Press                Jacki Decoster of TSI Communications
Stefania Allevato             650-635-0200 (Ext. 207)
613-728-0826 (Ext. 5003)      Jdecoster@tsicomm.com
613-286-0197 (Cellular)
stefaniaa@corel.ca            Barbara Hagin of TSI Communications
------------------            650-635-0200 (Ext. 212)
                              Bhagin@tsicomm.com
U.S. Press
Ainley Marcinyk
613-728-0826 (Ext. 1085)
613- 291-4847 (cellualar)
ainleym@corel.ca
----------------

Industry Analysts
Daniela Gaudert
613-728-0826 (Ext. 1333)
613-797-8215 (Cellular)
danielag@corel.ca

Investor Relations
John Hladkowicz
613-728-0826 (Ext. 1194)
613 -762-7835 (Cellular)
johnh@corel.ca

Rachel Douglas
613-728-0826 (Ext 1680)
racheld@corel.ca
----------------

WEB PRESENTATION
FEBRUARY 7, 2000

1.   Corel Corporation and Inprise/Borland Corporation

2.         The Companies


           a.   Corel Corporation
           1.a One of the world's largest software developers of business productivity, graphics/consumer applications and operating system solutions


     a.    Inprise/Borland Corporation
           1.a   Leading provider of Internet access infrastructure, application development tools and services

     3.    Looking Ahead

     a.    Our vision

           i.i To lead the development of Linux and other Open Software Technologies that BRIDGE and accelerate the value of the Internet to the world.

     b.    Our mission

           i.ii Carleton is a bridge to the future and the future is the Internet--it is open, powerful, and unlimited. The delivery of that future is the applications on Linux, Windows, and other platforms. Since the founding of our companies, we have delivered complete solutions on all these platforms. Together, Carleton will deliver solutions for the next generation of computing.

4. Sales
     1.b   Corel Corporation
           1.b.1   Sales:  US $243.1 M in fiscal year ended November 30, 1999
           1.b.2   Net profit:  US $16.7 M or $0.26 per share
           1.b.3   Market capitalization:  US $1.3 B


     a.    Inprise/Borland Corporation
           1.a.1 Sales: US $174.8 M in fiscal year ended December 31, 1999 1.a.2 Net profit: US $22.7 M or $0.35 per share
           1.a.3  Market capitalization:  US $900 M

5. The Agreement
     1.b Inprise/Borland shareholders will receive 0.747 Corel common shares for each share of Corel common stock

     1.c   Deal valued at US $2.44 billion

     1.d   Represents a value of $14.94 per share of Inprise/Borland

     1.e Operations to be headquartered in Ottawa with Inprise/Borland to operate as wholly_owned subsidiary of Corel in Silicon Valley

     1.f   Dr. Michael Cowpland will remain president, CEO and Director of Corel

     1.g Dale Fuller, interim president and CEO of Inprise/Borland will be Chairman of Carleton's Board of Directors

     1.h Board of Directors will consist of four Corel designees and two Inprise/Borland designees

6. Largest Single-Source Linux Provider
     1.i   Greater choice for customers: Consumer/SME/Enterprise

     1.j Total Linux offering from desktop to middle-tier to high-end server level

     1.k   Largest Linux development team and most Linux resources

     1.l   Full range of productivity and Internet access applications

     1.m   Global distribution network

     1.n   Strong install base

           1.n.1   55M Consumers/Small to medium enterprises/Developers

     1.o   Complimentary products and technologies

           1.o  Complete cross-platform connectivity
           1.o  Global reach with a presence in over 100 countries
           1.o  Recognized best-of-breed leaders in products and tools

7. Largest Single-Source Linux Provider
     1.p   Strong Balance Sheet
           1.p.1  Over US$250 million in cash

     a.    Strategic Partnerships and Investments
                 1.a.1)1  GraphOn
                 1.a.1)2  Rebel.com
                 1.a.1)3  Newlix
                 1.a.1)4  LinuxForce
                 1.a.1)5  OE/ONE.com

8. Key Advantages in the Marketplace
     1.b   Outstanding customer base
     1.c   First mover advantage
     1.d   Technological leadership
     1.e   Top Linux team and management
     1.f   Extensive industry relationships
     1.g   Strong balance sheet and cost savings

9. The Products
                  1.g.1)1        Corel
           1.g.2  Productivity Applications

           i.     Graphics Software

           ii.    Consumer Applications

           iii.   Linux Software

10. The Products
                  1.a.1)1  Inprise/Borland
           1.a  Internet Access Infrastructure

           i.   Developer Solutions

           ii.  Consulting, Training and Support Services

11. The Future
     1.a   #1 provider of end-to-end Linux offerings

     a.    Single-source provider of:
           1.a.1  Internet access infrastructure
           1.a.2  Office productivity
           1.a.3  Developer solutions for the global enterprise

     a.    Leader of the migration from Windows to Linux

     b. Aggressive investment and partnerships in emerging Linux and Internet technologies

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention: Investor Relations, telephone: (831) 431-1000, e-mail: investor@inprise.com.

FAQ Document
February 7, 2000


Q - Why is Corel merging with Inprise/Borland? Why now?

A - There are several areas in which the two companies complement each other, allowing the combined organization to develop and provide more and better products to a much wider global customer base.

Corel is one of the world's largest developers of business productivity, graphics and operating systems solutions. It is also the Linux market leader, providing a single source for end-to-end solutions encompassing all major platforms as well as a range of productivity applications, development tools, and professional services. Corel also became the first company to offer a Linux operating system specifically developed for the desktop market and continues to develop a range of applications to run on Linux. Its 50 million strong global customer base primarily includes individual consumers and small- and medium-sized enterprises.

Inprise/Borland is a leading provider of Internet access infrastructure and application development tools and services. Inprise/Borland has a strong focus on the enterprise and developer markets, with a concentration on the server environment. Inprise/Borland has the support of 5 million developers and has a customer base that includes several very large global companies, as well value added resellers worldwide.

The two companies share a dedication to innovation, high quality products and services, and a commitment to providing solutions for the Linux environment. With what will be one of the largest teams of Linux developers, the combined organization will be able to accelerate its delivery of more powerful solutions, positioning it to become the recognized market leader. In fact, the two
                         ---
companies together create a Linux powerhouse, offering a single source for end-to-end solutions encompassing all major platforms as well as a range of productivity applications, development tools, and professional services.

Q - How are the two companies going to work together?

A - The merging companies bring complementary technology and product capabilities to complementary markets. The synergies generated by this balance provide opportunities to develop a full range of new and better products for wider customer bases.

The merger will create:
- An outstanding customer base - combining Corel's 50 million users and Inprise/Borland's 5 million developers worldwide;

- First mover advantage - the new organization will be the first player in the Linux market space with a complete end-to-end Linux offering, which places it in a dominant position in an emerging market;

- Technological leadership - Corel is an industry leader based on the number of dedicated Linux developers and resources. Corel will now have the ability to leverage the combined technological strengths of the two teams, and allow for cross integration in complementary products. This will enable Corel to deliver powerful solutions, faster;

- Top Linux team and management - Corel's President and CEO Dr. Michael Cowpland will lead the new executive team and Inprise/Borland's Dale Fuller, will become Chairman of Corel's Board of Directors. Combined, Corel and Inprise/Borland's partnerships will accelerate bringing Linux products and services to market faster;

- Extensive industry relationships - Corel has established strong partnerships with many emerging Linux companies, as well as the support of the world's major technology Original Equipment Manufacture (OEM) vendors.

- Inprise/Borland brings extensive relationships with major global enterprise customers and strategic vendor partnerships;
     Strong balance sheet - the financial position of the merged company will be stronger and include cash assets of over US$200 million;
- Linux and Windows - Corel will continue to support and pursue new technologies - like Linux - to offer its customers greater flexibility and choice. With Corel's experience in the Windows world, it is uniquely positioned to bridge the Windows-Linux gap and deliver the best of both worlds to its customers.

Q - What will be the impact of the merger on employees? Will the operation of the new Corel change?

A - The first steps to be taken following the completion of the merger will be to facilitate the integration of the various management, technical, sales and marketing and administrative teams to minimize disruptions while creating an even better organization to serve our combined customer base. One of the greatest strengths of this merger evolves from the fact that, for two large organizations, there is relatively little overlap in operations. As is always the case in any merger, however, there will be some duplication of efforts. Actual impacts will not be known before the approximately 60 to 90 day period needed before the merger takes is completed.



Q - Is Corel changing its Linux focus from the desktop to the server?

A - Corel continues to be very committed to the Linux desktop market. With the merger, Corel becomes a Linux powerhouse, offering a single source for end-to-end solutions.

     Corel recognizes the tremendous potential of Linux and brings extensive expertise to the Linux market with over a decade of Windows applications development.

Q - Is Corel now a Linux company?
A- While Linux is an integral part of its business, Corel will continue to focus on and grow its markets across existing and emerging platforms, including Windows, Linux, Macintosh and Solaris.

Q - Does Corel have the infrastructure in place to deal with such a merger given the recent announcement of some of its Executives leaving and plans for restructuring?

A - Corel has an Executive Leadership Team in place that is strong, dedicated and experienced. The team includes both members with essential corporate history and knowledge and new members who bring fresh and exciting ideas to the table. Corel has a solid infrastructure and processes in place to deal with the merger.


Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other
        -----------
documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention: Investor Relations, telephone: (831) 431-1000, e-mail: investor@inprise.com.

02/07/00 @ 10:00 a.m. - New York, New York
!     teleconference with Dr. Cowpland and Mr. Fuller
!     "Corel - Inprise/Borland merger to create Linux powerhouse"
--------------------------------------------------------------------------------

MS HUGHES: Thank you very much. Good morning everyone and welcome to the Investment Community and Industry Analysts conference call to discuss today's announced merger between Corel Corporation and Inprise/Borland Corporation.

     We are very pleased that you are able to join us this morning. My name is Catherine Hughes, I am with Corporate Communications at Corel, speaking to you today from New York City.

     By now you should have received a detailed press release entitled "Corel - Inprise/Borland Merger to Create Linux Powerhouse". This press release was distributed over Canadian corporate news and business wire.

     If you have not yet received this release, please visit Corel's Web site at www.corel.com or Inprise's site at www.inprise.com. There you can also link to our Webcast and get additional background material on today's announcement.

     Hosting today's teleconference are Dr. Michael Cowpland, President and Chief Executive Officer and Director of Corel Corporation; and Mr. Dale Fuller, Interim President and Chief Executive Office at Inprise/Borland Corporation.

     With the completion of this merger, Mr. Fuller will be appointed as Chairman of Corel's Board of Directors. Also on hand to answer your questions following the opening remarks are Mr. Michael O'Reilly, former CFO, now independent consultant for Corel Corporation, and Mr. Derek Burney, Executive Vice President of Engineering and Chief Technology Officer at Corel.

     Before we begin, I would like to remind you that during this teleconference there may be statements that are forward looking as that term is defined by the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will or may differ due to factors such as: shift in consumer demand, products shipment schedules, product mix, competitive products and pricing, technological shifts and other variables which are discussed in the company's report on Form 10K, and other reports filed with the Securities and Exchange Commission.

     With that I would now like to turn the call over to Michael Cowpland.

     Mike.

     DR. COWPLAND:  Thank you.

     I would like to go over a few of the highlights and then Dale will talk and then we will be able to have a question and answer session.

     The key points, we think, of this arrangement is the fact that Corel has the leading position in the Desktop Linux OS. We also have the leading position in the application area and on the Inprise/Borland side they have the leading position in terms of tools and back-end solutions.

     So putting the two together gives us a total end to end solution for Linux. Both companies have also positioned ourselves as being fully compatible with the Windows market. We think that is essential because we don't see that Windows is going to go away over the next 10 years, but we see a huge opportunity in Linux growth and by dividing not just the applications in the OS, but also the tools, we will be able to facilitate and accelerate their migration and offer other companies a choice of the best operating systems for their applications.

     Now over to you, Dale.

     MR. FULLER:  Thanks, Mike.

     As you have heard, we have a long list of reasons to bringing the two companies together, but what about the vision, where are we going to take this software powerhouse?

     Our shared vision is pretty straightforward: It is to lead the development of Linux and other open software technologies that will bridge and accelerate the value of the Internet to the world. Let me be very clear about this. We are already bridged to the future. You see what we have done with the Windows marketplace and applications to the solutions to the development marketplace.

     The fastest way to get to Linux and leveraging the future of this world called the Internet is taking and using our products today. It is a clear choice, it is the only choice. It is open and we have been delivering this future and we are going to continue to deliver this future in applications and they are being delivered on Linux today.

     So Mike, back to you.

     DR. COWPLAND: I think other key points are that the combined company will have very strong cash reserves of over $200 million and we have proven management teams on both sides: strengths in technology, strength in management, and strength in execution. We think we are ideally positioned to be the dominant Linux company and Linux has already shown itself to be the hottest technology on the planet, so it is a great place to be.

     MS HUGHES: I think with that, with the conclusion of the opening remarks -- we wanted to keep it brief so that we could allow as much time for questions and answers -- so operator if you would like to open the call for questions, that would be great.

     MODERATOR: Certainly. Ladies and gentlemen, if you would like to ask a question, please press the 1 on your touchtone phone.

     You may also remove yourself from queue at any time by depressing the # key, and if you are using a speakerphone please pick up your handset before pressing the number 1.

     One moment for our first question.
     Our first question comes from Brent Williams of McDonald Investment. Please go ahead.

     Q. Hi, guys. I wanted to look at -- you know I can certainly understand how you can line up the product categories of what you both have to offer here.

     Can you talk about what your preliminary thoughts on distribution channel strategies and changes, given the indirect distribution capabilities of Corel as well as the direct sales capabilities of Inprise?

     DR. COWPLAND: Well, there is a really good fit there too because roughly 50 per cent of Inprise/Borland part is sold through the channel, it also has really strong resources and can add more intensity to that. At the same time, Inprise/Borland's very strong with enterprise and will enable us to get many more of those enterprise customers for the emerging products.

     MR. FULLER: Yes, Brent, I think we get to really leverage what Corel has already set up worldwide in its distribution. We can leverage there and in areas where they don't have leverage we can leverage in those areas, you know, as we combine the two companies.

     I think from the enterprise level, we have the people, the manpower from our professional service organizations ,to our systems engineers, to our sales people that are working with those major accounts, that are using enterprise level development tools that we can walk back and deal with the operations now of having all these applications for productivity. That fits very, very well and right in sync with where we have been going.

     DR. COWPLAND: And if you look at those enterprises now evaluating Linux as a serious platform for the future, we have the Office Suite on Linux as well as Windows.

     Now it is tough to persuade people to switch from Microsoft Suite if they are only going to stay in Windows, but if they are now going multi-platform, we have the ideal solution and then Inprise has those enterprise contacts to help deliver that solution.

     Q. And you mention talking about service and support capabilities. I am not familiar, Mike, with the service and support organization, you know, the professional services that you have available at Corel.

     Could you talk about that a little bit?

     DR. COWPLAND: Well, we have worldwide technical support in place servicing our 50 million users and actually Inprise has got a very strong group too.

     Q. No, I am talking about specifically consultants to help with Linux implementations, I mean, I am not talking the call-in support organization.

     DR. COWPLAND: Okay. Well, we have an affiliate called Linux Force which specializes in the professional services and they are growing very rapidly and we could be looking at making more investments in that area to beef up that Linux support area.

     MR. FULLER: And how we see it, you know, the merger would really help in how we see the activities there, Brent, is that our professional services organization that we have today, they are working with very large scale applications and development of integration into databases, Legacy Data, leveraging as they move out to application server technologies and needing for deployment, that is where really that the Linux Force really comes into play for us. We can really leverage off that. Our PSO organization teams up with them that can deliver a one-two punch full services into large scale customers, regardless of whether it is on Linux, Solaris, whatever platform.

     So we have that skill set.

     Q.   Okay.  Thanks.

     MODERATOR: Thank you. Our next question comes from Alex Beluda of Merryl Lynch. Please go ahead.

     Q.   Thanks very much.

     Guys, just a quick question on positioning desktop versus back-end. Mike, you have been doing all your efforts in terms of trying to bring Linux to the desktop. This seems to be a step towards the server end.

     Are you going to drop focus on the distribution side of Linux altogether, ie. OS distribution and just focus on the applications, be they productivity or application development, or how are you going -- or does this mean that you are now going to move sort of more in the -- DR. COWPLAND: No, we certainly aren't going to drop any focus on the distribution when we have been so successful.

     If you look at our shipments last quarter we were at the same level already as Red Hat. So we have kind of developed the desktop OS as the market from scratch and we see that accelerating as people see the benefits. In fact, we found people were really thrilled with the fact that it is virtually zero learning curve to move on to our Linux desktop from Windows. Now we will be able to have the same kind of connectivity on the back-end and server side and enterprise tools through the Inprise/Borland side.

     MR. FULLER: If you look at the partnering aspects of what we are doing, is that we do own right now the desktop that the Red Hats, the VA Linuxs, the Turbo Linuxs, the Calderas, and S.u.S.Es own pretty much the server technology. We are partnering with them because we have the applications that run on top of those servers, whether it is the Office Suite productivity tools or the development tools. When you look at that, we are the number one largest application vendor from Linux marketplace in the world. There is no one that comes in close to us. We are the only development tool house and we are the only Office Suite productivity house in the world that does that.

     So it makes only pure sense for us who work with those guys and partner with them and leverage that.

     As for the desktop, they are not focused on the desktop, that is where we happen to be focused. We are not focused on the server, that is where they are focused. We are only focused on the server form the application standpoint.

     Q.   Thanks.

     MODERATOR:  Thank you.

     Our next question comes from Dale Benson of Benson and Associations.

     Please go ahead.

     Q.   Thank you.

     Could you address for just a moment what kind of synergies you expect? Dale, in particular, you might address the issue of R&D expenditures, which I know you had an alliance with Corel, but since Inprise spends such a tremendous amount of money on R&D and Corel as well, what your plans there are and what other synergies can be achieved via sales force, et cetera.

     I am kind of trying to get at what kind of model could be built for going forward.

     MR. FULLER: Well, I think one of the first things is that if is really early for me to roll out, you know, all the synergies and the plans that we are doing, but let me put it this way.

     Over the next couple of months, we are going to be working very closely with the consulting firm of McCaul McKenzie*, which every one knows -- they are kind of the leaders in the industry -- to help us really put together a plan, really dig through all the different synergies and cost savings and all the benefits we can get out of that.

     However, at the top level if you take the plus 1,000 developers that the combined company now has, and better than 50 per cent of those people are working on Linux today, are leveraging Linux, I mean that gives us a lot of just intellectual power that we get to leverage in that to get products out there faster to the marketplace.

     I think that some of the cost savings we will get will be primarily on the SG&A side of lowering our costs in that aspect because there is duplication of efforts, but the engineering aspect we can really be focused a lot more in a lot more areas and move a lot faster because now we have a really big team going forward.

     DR. COWPLAND: And some examples on the engine side is that Corel has already brought high quality printing to Linux for the first time, and those printing engines -- also our graphics engine and UI engines and test engines can all be shared with the Inprise/Borland team.

     Q. You know, the research alliance that you guys struck up a month ago, how is that working today?

     MR. FULLER: That was the initial conversation we had about bringing the companies together. It was working so well between our engineering organizations, because what Corel was developing on their side through the different drivers, we didn't have to develop that and we could leverage that within Kylix and our JBuilder products and other development tools that allow for developers to get to this platform a lot faster.

     As we kept working closer and closer together, it just made a lot of sense.

     DR. COWPLAND: Also we have links going back a long time because the Quattro Pro and Paradox database components of our Office Suite originated from the Borland team.

     Q.   Okay.  Thank you.  Congratulations.  I think it is a good marriage.

     DR. COWPLAND:  Thank you.

     MR. FULLER:  Thanks, Dale.

     MODERATOR:  Thank you.

     Next, we have a question from Paul Lessum of CIBC World Markets. Please go ahead.

     Q. Thank you. Can you just elaborate a little bit more on how the two product lines are synergistic, how a single client might use both of them, and what people would use both of the product lines for?

     DR. COWPLAND: Well, on the desktop we see people using our Office Suite in exactly the same way they use an Office Suite on Windows and being able to go back and forth easily to files and other applications on Windows. And then on the tool side, we see people using the Kylix tool to develop products that will play both on Windows and Linux with no extra effort required.

     Then in communicating with the enterprise databases, we see using the Inprise/Borland middle wear as a total solution.

     MR. FULLER: Of the $60 billion market out there of development today that is going on of small to medium-size development, what we see is that now you can take developers that have developed code on Windows and need to move to the new world order which is growing very fast, this thing called the Internet. They can take their code directly from that and bring it straight to the Linux platform, which opens the doors for them into the Internet space. But better than that, with the combination of both companies, that developer can now take that code that he has created -- it might be a very vertical application for business -- he can integrate it now with the Office Suite and the Office Productivity Tools and tightly couple them and provide a much greater tool and solution to his end user.

     So you can see from a developer's standpoint this becomes very, very big. It expands his market into the future as opposed to staying in the past.

     DR. COWPLAND: The Office Suite becomes almost a new platform the way Microsoft Office has used that in the Windows area, but with the open Web connectivity instead of being closed into a proprietary system.

     Q. Okay. And how do you plan to sell or cross-sell the two product lines? Are you looking to bring both sales teams up to speed on the other's product?

     DR. COWPLAND: I think there will be a lot of opportunity there for sure. As I mentioned earlier, our channel team is second to none in terms of getting channel space worldwide and Inprise/Borland has got a terrifically powerful enterprise team which is stronger than our presence, so both sides will help each other.

     Q.   Okay.  Thank you.

     MODERATOR:  Thank you.

     Our next question comes from David Wright of Nesbitt Burns. Please go ahead.

     Q. Thank you very much. Good morning. You have talked about some of the changes operationally. What about the Board of Directors? You have mentioned one change. Are there any other changes to the Board of Directors at this time?

     DR. COWPLAND: We are going to have four from Corel, two from Inprise. They will be decided later on once we get closer to finalizing the arrangement.

     Q. Okay. So the facilities now they have what, R&D headquarters and headquarters in Silicon Valley and your operations in Ottawa. Are there other facilities that the two organizations have?

     MR. FULLER: Yes. In fact, we have R&D operations in Singapore, in Sydney, Australia, in Tokyo, and in Amsterdam.

     Q. Okay. And Corel's strategy has been to keep operations in, sort of, one global office. That seems to be a different strategy than what you have used. Where do you see your combined organization going on that?

     DR. COWPLAND: Actually, we got used to working with engineering teams right across the world. Derek, you mentioned some of the teams you are working with in Egypt and India?

     MR. DEREK BURNEY: Yes, we still have quite a few teams around the world so we have developed expertise at working with and there is absolutely no reason why we can't leverage that expertise to use under the current situation.

     Q. Great. Do you see any cost savings then from putting the two organizations together? Are there R&D facilities that you can merge here?

     DR. COWPLAND: We have done some top-down studies and found we can identify about $30 million in annual cost savings at least by going forward, but mainly in the administration and SG&A areas.

     Q. Okay. What would be the head count when we are done combining the organizations?

     DR. COWPLAND: We haven't actually drilled down to that level. We have a lot of time over the next two months to go into detail on that.

     Q.   How about the head count today in both organizations?

     DR. COWPLAND:  For today?  About 2,200.

     Q.   Overall combined right now?

     DR. COWPLAND:  Yes, about 2,200.

     Q.   Okay.  Thank you very much.

     MODERATOR: Thank you. Our next question comes from John McTeek* of Prudential Securities.

     Q. Thank you. I would like to get a better sense in the middle wear space, how you guys plan to go forward with the Visigenics* products and what you see as the strategy in that area?

     MR. FULLER: Well, I think the strategy is continuing as we go forward. We launched last week at LinuxWorld both our application server technologies for Linux and our Orb* technology for Linux. We have one of the very few application servers out there today that are on the Linux platform. So we will continue to drive that. That was basically our ABserver* 4.0. So the fourth evolution of the product goes forward. We still have a very focused dedicated team in the enterprise space.

     As you know, we are very, very strong in OEM relationships with our Orb* technology -- Oracle, Cisco, HP, Sun, Netscape, you can go down the list -- all currently integrate our Orb* technology into their core server products, even their application server products.

     So in a lot of aspects, we are going to continue to drive that because that is very, very important in this space.

     As we move to this thing called the Internet, as it grows bigger and bigger, application server technology only gets larger and more important. And the cost and scalability is humongously more important. That is why Linux is filling a void that is Solarus and Windows NT could not do both on price and scalability.

     So that is why we are pushing down that path. You take then the applications, being the development tools that you can develop with or the applications that we have now in the Office Suite, put those on the application server, you really have a turnkey package for the Internet today that businesses can use to do business on the Web.

     Q. So who do you see as our toughest competitor in the app server space? I know it is an area for strong growth, so there is not a lot of head-to-head, but who would you see as --

     MR. FULLER: I would say our primary competitor in the application server space was Oracle, but they use our Orb* technology in their product; Sun, but their use our Orb* technology in their product as well -- they are our customers. So BEA would be the other one. Now we are still trying to get them to use our Orb* technology in their product and they will come around some day.

     Q. Do you see any resistance from Sun to Linux from the perspective of, you know, it is a UNIX running on relatively inexpensive hardware from an alliance perspective here?

     MR. FULLER: Well, we actually are aligned with Sun on developing the Java tools for the Linux platform. They are fully committed to that. It is a little bit of a paradox for them is that they have a very large piece of hardware they are trying to sell that currently does not run the Linux platform. I think that they will come around and open their architecture more and more as time goes on and they will continue to deliver to their customers a very, very nice tool.

     I think that the advantages that we have today in the space is that Linux is open and free and we have people like Red Hat and VA Linux and Caldera and TurboLinux and S.u.S.E that we are partnering with that are helping us bring our products to life out to the marketplace.

     Q.   Well, congratulations.  It sounds interesting.

     MR. FULLER:  Thank you very much.

     MODERATOR: Thank you. Our next question comes from Alex Rozensweig of Equifax. Please go ahead.

     Q. Well, first of all, congratulations. Then I do want to go back to the question of the synergies in terms of Inprise and the way it is being focusing on being the Switzerland of tools and middlewear.

     Now you did say that you are partnering with Red Hat and VA linux, and so on, on the enterprise side, but isn't it a logical concern on their part maybe that since Corel does have its own Linux that at some point it is going to go from just consumer to also the enterprise side and you are sort of undoing the Switzerland effect?

     MR. MILLER: Well, I think that you want to look at the leveragibility as we move forward. This new world order is really one of partnering and competition as we go forward, and that is what we are doing with those guys. They understand that and we understand that as we move out there.

     I am not excluding that we will go down that path, but I will tell you that our attention and our focus is really on the desktop when it comes to the OS. Our attention and focus on the application and development tools are on all platforms --desktops, server, Solarus, Windows -- as we move forward and our driving force behind it and our energy behind in, where we are little fanatical about it is that we are focused on open architectures.

     Q. If I could add a different question just on the financial side. Who is going to be the CFO of the combined entities?

     MR. BURNEY: Right now we are recruiting for a CFO. We have a selection committee and we have many candidates lined up, and we expect to get that taken care over the next few weeks.

     MODERATOR: Our next question comes from Greg McAskall of Lord Abbott. Please go ahead.

     Q. Yes, thank you. Could you talk a little bit about the alliance with Microsoft and how it might be affected by the merger?

     MR. FULLER: Well, again, from our standpoint, from the Inprise/Borland standpoint, our alliance with Microsoft is very, very strong. We still are their largest developer on their platform of development tools.

     So we are going to continue down that path. It is very, very important, very, very strong.

     DR. COWPLAND: Also we use the Visual Basic currently in our scripting, so we have an excellent relationship with Microsoft too.

     Q. So that the Office Suite has no effect on -- will have no real effect on Windows and pose a greater competition at this point?

     DR. COWPLAND: I think what we are offering is unique in the fact that we can offer people the same Suite running on Windows or running on Linux and that Suite has the capability of interacting with Microsoft software too. So we are providing the connectivity that enables people to enjoy having a dual platform world.

     MR. FULLER: And we help Microsoft's customers, their developers out there. We ensure the longevity of their efforts by taking their code off the Windows platform to the Linux platform in a one-step process. So you can use our Delphi product, taking Visual Basic to Delphi today and you can actually move Delphi to Kylix instantaneously. So it gives you that well-rounded approach.

     DR. COWPLAND: And we give people the starting point with the application they need the most and then with the Kylix lab tool, then the clients can just fill in all the gaps themselves.

     MR. FULLER: So we really see this as our total empowerment to the users of the Microsoft and the world.

     Q.   Does this impact the HP of licensing or does it enhance it in any way?

     MR. FULLER:  HP licensing in which product?

     Q.   The busy broker, middle wear that you have announced recently.

     MR. FULLER: Oh, it enhances that. It actually makes a better relationship with HP from the aspect now they can get a total application Suite, development Suite, the Orb* technology for the server technology. So this is a great opportunity for all our OEMs as we move forward. We see the OEM market actually becoming bigger and larger for us and partnering with lots of other partners out there.

     Q. Do you have any time frame for when you expect to announce the synergies, cost savings, the sort of the model going forward? Is there a time frame at which you are now scheduled for?

     DR. COWPLAND: I guess we are looking at concluding this deal before May, but in between now and then we haven't got any other dates we have announced yet.

     MR. FULLER: As I said earlier, we have actually recruited the MacKenzie firm to help us. We have a dedicated team that is focusing on the synergies, going through the disentanglements and creating the whole process. We will be able to give you a report as time goes on and give you updates. So we are just not flippantly throwing something out here to you. We are going to do this very cautiously, carefully, planned out, thoughtful so that we can deliver on it every day, every step of the way.

     DR. COWPLAND: The other thing is that product wise, if you look at the product, there is no overlap and there is tremendous synergy.

     Q.   And finally, is Fred Ball on -- will he be included in the search?

     MR. FULLER:  Absolutely, Fred is.

     Q.   Thank you.

     MODERATOR: Thank you. Our next question comes from Audrey Snell. Please go ahead.

     Q.   Hi.  I don't know where to begin.
--- laughter

     Lots of questions.  I will try to make it brief.

     Number one, I walked in this morning and there were literally five mergers or acquisitions of companies that I follow happening simultaneously either in -- somehow connected with the Internet space. I don't think it is a coincidence.

     Could you elaborate on how the big have to get bigger, middle-size companies have to get big real fast, ie. the acceleration that I perceive in the market and what that means.

     DR. COWPLAND: That is a good point because there is no doubt that mind shift is very important in this area because it is moving so rapidly and we are very happy with the amount of momentum we have achieved, where we got the number one selling download for distribution with Corel Links and the number two spot in downloads is held by our application WordPerfect and there are other suites coming out very shortly.

     So we already have tremendous mind share and it can it can only get better with this merger.

     Q. Okay. What about current customer base? Have you discussed it with them and how do they feel about it?

     DR. COWPLAND: Well, here again there is greater synergies because we are strongest in the channel and Inprise is strongest in the enterprise. So we are going to help each other on both sides.

     Q. How about development projects being done independently by either company before this merger? Will they be continued? Will they be discarded? What?

     DR. COWPLAND: Well, we actually had an initial engineering meeting and we found that both teams have a very similar methodology and they are both very high-powered. So we expect that the cooperation will be very good and also lots of sharing of engines such as graphics, printing, UI and text engines that we can share between the two.

     MR. FULLER: Let me just add to that by saying that the individual product lines will continue, but they will actually accelerate and benefit from this merger because we can share the technology from one side to the other. Corel's main focus has been on the consumer sort of desktop market and with Inprise's focus on the enterprise there is a lot of technology that each side can bring to the table to enhance our individual offering.

     And Audrey, from our standpoint we look at what Corel has been doing in the development of Linux already and a lot of the print routines, the print server technologies, and leveraging the graphics engine that they have, we can actually realize getting some of our products that you know about, that we have talked about out to market sooner.

     Q.   How much sooner do you imagine?

     MR. FULLER: Oh, maybe five or ten minutes. That is as far as I'll commit. --- laughter

     Q.   Can you give us some sense of what the financial impact will be?

     DR. COWPLAND: We have announced a $30 million estimated top down savings, but we will be able to go into a lot more detail on that in the next two months.

     QQ.  Will it definitely be creative?

     DR. COWPLAND:  Yes.

     Q.   How much cash will be on the proforma balance sheet?

     DR. COWPLAND:  There will be over $200 million.

     Q.   How much debt is that?

     DR. COWPLAND:  About $30 million combined.

     Q. And what happens to the Scotts Valley headquarters and where will be the combined headquarters be?

     DR. COWPLAND: The headquarters is Ottawa, but we see obviously keeping the Scotts entity thriving.

     Q.   Okay.  Thanks a lot.

     DR. COWPLAND:  Thank you.

     MODERATOR: Thank you. Ladies and gentlemen again if you do have a question please press the 1 on your touch tone phone.

     Our next question comes from Deng Nueng* of Burrows.  Please go ahead.

     Q. Hi. The .747 ratio, is that a fixed ratio or is there a collar in this transaction? And my second question is, other than Hard Scott Rodino following and the SEC approval for the proxy, what other regulatory approvals do we need to complete this transaction?

     MR. FULLER: We have the shareholder vote that has to happen on both sides to approve the merger. That is probably the main thing that is the other that you have to get out there and, yes, it is fixed and there is no collar.

     Q.   Okay.  Thank you.

     MODERATOR: Next we have a question from Bob Hetchisling of Lord Abbott. Please go ahead.

     Q. Good morning, I am not that familiar with Corel. Can you give us some idea as to the kind of expected sales and income growth you had hoped for this year?

     DR. COWPLAND: Well, overall we are the number two seller of Office Suites on Microsoft and we are one of the top graphics providers of applications. We have 50 million current users of our product worldwide and growth wise we have been sustaining around a 10-15 per cent growth rate in our products.

     Q. Okay. And as far as Inprise, I think Dale you had indicated again this little bit of a transition year from the older products to the new. Is the 5 to 10 per cent top line still applicable?

     MR. FULLER: I don't think I ever committed to a number so I don't want to get caught in that. But you can just, you know, as we talked about before, we are anticipating and expecting our plan -- our business plan is to get to a profitable quarter by Q3. That is our business plan and that is what we are marching to as we go forward.

     We are seeing, as you see, in the last two quarters in a row, we have exceeded the industry's expectation in revenue. We have done that. We have actually delivered, you know, Q3, we delivered basically a cash burn neutral and in Q4 we deliver cash positive.

     So we are doing a lot of the right things. We are moving along in the right directions. And the good new that we have with the synergies with Corel, it only drives us to getting to profitability, you know, and assuring that even sooner.

     Q. I now you were hoping for Delfi to show some nice growth this year. I think it was about sixty million last year. Does ninety still look realistic?

     MR. FULLER:    I think you are going to see Delfi grow because of the fact the quickest way to Linux for Visual Basic users out there today is to go to Delfi today. Then they can actually straight port over into Kylix product for Linux, and that is where we are expecting to see some revenue growth there in that marketplace. So, to give you a fixed number, I don't want to do that.

     Q. As far JBuilder you introduced that in December and you talked about the significant number of downloads you got on the first day. Can you give us some feel for what has happened over the last month or so?

     MR. FULLER: Yes, we have had a few hundred thousand downloads of JBuilder foundation class off our web site, and that is the free download of JBuilder.

     A couple of interesting facts, there is about fifty percent of those downloads have been Linux. Also, because you are required to fill out a survey in that, only six percent of the people that filled out surveys said they were JBuilder users. So we have gotten 95 or 94% of the people who have downloaded that product have not been our customers in the past.

     This is a great thing. Now we know who they are. We know where they live. We know their phone numbers and we are not going to mail bomb or anything like that or spam them, but we are going to give them incentives to actually acquire or purchase Jay Builder for Linux and Jay Builder new development RAD tools as we go forward.

     So it is a great opportunity for us as we move forward.

     Q. I know you had some thoughts in terms of how you were hoping to build revenue from the product. Have they become somewhat more visible that you can comment on?

     MR. FULLER: Well, we, again, we are moving very, very quick down the path of delivering where I believe we will own the Java IDE marketplace, market sharewise. I think we already do. I think, you know, from the fact that we have a great product, we have a great team working on it, but on top of that you have seen faulters and missteps by our competitors, both Microsoft and Symantec.

     So we can keep moving forward and keep grabbing that marketplace out there. We were just awarded last week the number one Java development tool in the world. So there are some awards that we have gotten. I think the market is seeing it. We are seeing growth there. So that is some of the great things there.

     On the same front, last week we were showing just a little bit of Kylix in the back room to a few people and they were very, very impressed. We were showing some the Visual Basic luminaries and some of our own Delfi luminaries out there in the world.

     Q.   Okay.  Have the employees all been directly apprised of the situation?

     MR. FULLER: The employees have been communicated both this morning and some of them might be listening in right now.

     Q. Okay. So nothing specific was said in terms of how the merger benefits them?

     MR. FULLER:    It was the first phase for -- this is the first call that we have had.

     DR. COWPLAND: We are having employee meetings today and the rest of this week.

     Q. And I know as far as Inprise was concerned it was in the process of being turned around and you felt that risk* was probably the largest thing you had to contend with there. How does this integration now affect the dynamics of that whole process?

     MR. FULLER: I think on a couple of fronts. I am always paranoid about execution. We will always be challenged by execution, no matter who you are or what company you are out there in the world today. It is all about execution. I think that with the merger of the two companies, with Michael and his team, with us, it really helps solidify the management depth that we have. They have some very great skill sets in the engineering rank and in their administrative ranks that we can leverage and vice versa that they can leverage off ours.

     So if anything, the merger actually really combines and helps us assure that we can get the executions and move for it.

     DR. COWPLAND: An Corel has got the history of coming through with w* on time including our latest releases of Linux products, so we are very confident about the execution side.

     Q.   Okay.  Thank you.

     MONITOR: Thank you. We do have a follow up question from Dale Benson of Benson and Associates.

     Please go ahead, sir?

     Q. Earlier somebody mentioned about the headquarters, the relative headquarters, and I know at one time, this is for you Dale, the building was being leased and there was a potential sale. Has anything happened on that front that would result in some additional resources.

     MR. FULLER: Yeah, Dale, just to kind of give you the heads up on this is that we can't and we are not announcing anything yet except what still our plan is. We are researching the fact of whether, you know, it is a sale lease back or we are actively leasing out the building today to actually add some bottom line for us. However, if there was a sale of the building it would definitely be adding cash back into the company.

     Q.   Thank you.

     MONITOR: The next question comes from Tony Brunt of the Hillsdale Group. Please go ahead.

     Q. Congratulations on an exciting and very promising merger. A couple questions. First, with respect to the issue of equations to earnings, can one assume, then, that in the third quarter that this merger actually were to take place we could expect some equation and, secondly, with respect to the development tools, looks like a great fit on the Linux side. Would there also bee some benefits in terms of the existing Windows Corel products such as Drawer and WordPerfect and, then, finally, the third question, if I many, just give me some colour in terms of what proportion of total revenues could one anticipate coming from services side such as training and support and so on.

     MR. RILEY: Maybe if I could take the first part of your question. We previously indicated that our initial review shows us about thirty million dollars we can expect in synergy cost savings when we put that into our formula is looking forward, although, you know, it is still preliminary, as Dale indicated. It is definitely a creative on cash EPS.

     Q.   Thank you.

     MR. BURNEY: It is Derek Burney. I will take the second part of the question, which was the synergies on the Windows side.

     Everyone can see the benefits on the Linux side, but the beauty is because both companies have a strong presence on the Windows market a lot of that applies to Windows as well.

     You mentioned Corel Draw and even in the productivity suites we can take a look at moving Delphi into those areas as a scripting language, for example. There are a lot of areas that the technology can go back and forth between the two companies' product lines and that applies to both Windows and Linux. That is actually the real power house message is that we are compatible both between Linux and Windows and then we offer the total end-to-end solution, go right from the consumer all the way up to the enterprise leaving no stone unturned.

     Q. And then the final question. Just on the sort of services side, I was wondering particularly since one is looking at other companies such as Red Hat and VA Linux I am just trying to get just sort of the Corel model vis-a-vis these.

     DR. COWPLAND: At this point it is early to say because we have upon us such as Linux force which will be coming into the equation and we can certainly respond to the demand of services as they arise. We do have a world wide team already in place --we will be partners in many countries, so we have got the infrastructure in place to meet the increasing demand for the services.

     MR. FULLER: And we have a very focused professional services team and organization, very active and we have a very proactive drilled down attack force out there that is focusing on the enterprise level. We expect that somewhere right now our plan is about twenty to twenty five percent of our revenues is going to be coming from services as we go forward and that is consistent with the model that you are seeing from the Red Hats and other people out there where they are more service oriented. We have a lot a products we can sell as well. So, you know, we don't ever see services taking over the revenue that we see from products, but we see it moving up there pretty quick.

     Q.   That's helpful.  Thank you.

     THE MODERATOR: Our next question comes Matt (inaudible) of Chesapeake Partners. Please go ahead.

     Q. Yes. Congratulations. A couple of questions for you. First of all, can you tell me who the investment bankers were for the transaction?

     MR. FULLER: Absolutely. It was CIBC Alpenhiemer* and Broadview associates for -- the represented us at Inprise.

     Q. Can you give us a little bit of history of the merger? How you guys came together here.

     DR. COWPLAND: We have come together very rapidly. We have been working together for a long time, but I think we seriously started talking less than three days.

     MR. FULLER:  That's right.

     DR. COWPLAND: It has gone very smoothly because once we identified the opportunity it was just too good not to do it.

     Q.   And on the details have been done?

     DR. COWPLAND:  Yes.

     Q.   Okay.  And you don't need any Canadian approvals for the transaction?

     DR. COWPLAND:  Shareholder's approval.  We need those.

     Q.   But you don't need the Competition Bureau?

     DR. COWPLAND:  No.

     Q.   Okay.  And are there any break up fees?

     DR. COWPLAND:  Yes, there are break up fees?

     Q.   Can you tell me what they are?

     DR. COWPLAND:  No, we can't say what they are at this point.

     Q.   Okay.  Thanks guys. Congratulations

     DR. COWPLAND:  Thank you.

     THE MODERATOR: And we do have a follow up question from David Right, Nesbitt Burns. Please go ahead.

     Q. Thank you. I missed part of the call. Could you comment on Linux revenues from the combined organization -- what sort of run rate you are currently at or however you would like to packages it with Linux products revenue?

     DR. COWPLAND: Well, at this point we announce three point one million in revenues from the next last quarter, which was very close to the amount Red Hat was actually shipping in products.

     Q.   Right.

     DR. COWPLAND: So we have already got very substantial revenue and we have -- Office Suite which is due to come out next quarter, so we have spent some very good ramping up and in the case of Borland I guess the first part will be Kylix which is coming out in the fall.

     MR. FULLER: That's right. Exactly. And we have not traditionally broken out our revenues by operating system. Needless to say we do have revenues into the Linux platform because we are shipping products already on it, our Applications server technology, our Aura*, our JBuilder products, Interbase the database product that is out there today.

     Q. And the shareholder concentration on the Borland on the Inprise what percent do management own and are there other blocks around?

     MR. FULLER: Yes. The percent that management own is roughly ten percent of the company.

     Q.   Ninety percent is institutionally owned?

     MR. FULLER: Yes. We have, I believe institution is roughly twenty percent.

     Q.   Thank you.

     THE MODERATOR:  We do have question from Bell Claybrook, of Aberdeen Group.

     Q. Could you just give a rundown very quickly of what products the two combined companies now have that will be truly open sourced and what are considered to be still proprietary?

     MR. FULLER: As far a the open source concept is concerned we think the key thing is the operating system itself, because that is the common denominator across everything and as far as sophisticated applications are concerned, they don't necessarily fit the open source model. We can use some of the techniques such as free downloads and we have been very successful with WordPerfect 8, for example, but there are some many other technologies that are included from other companies that it becomes very unworkable to make those pure open source and not that much advantage, either, you don't get so much of a benefit from the global Linux team working on them because they are of a narrow interest group.

     So we see the key thing about open source being the OS itself and that is going at a great speed and we are contributing some to that and we have our own open source site contributing to the -- the WM project the KDE project and the Linux project as well as such things like an API for the printing area and many other areas of open source work.

     MR. FULLER: The open source community the key and the open source community as Mike was talking about is not necessarily the application but the derivative of those applications or the concentrate of those applications being the development tool.

     So what we are doing is we announced a couple of weeks ago, we announced that we were going to take Interbase, the only SQL database that is commercially viable and tested out there and we open sourcing version 6.0. We are spinning that off as a separate company and they are going to managing that process as we go out there. We are going to have a minority interest in that, but you are going to see more of a development tools type products actually come open source because that gives way for more applications to be developed. So, again, it just promotes that kind of growth and really what is the solution in the space today it really is the application.

     Q.   Thanks a lot.  Good luck guys.

     THE OPERATOR: Thank you. Our next question comes from Dave Sutherland, of Benchmark Enterprises. Please go ahead.

     Q. Good day, gentlemen. I am a shareholder in both companies I logged the merger. I am also a borrower and distributor educational distributor and I was interested in your approach since Corel has generally in the past taken a very strong marketing approach. How will you proceed as far as marketing into the education market.

     MR. FULLER: Well, certainly in the area we are going to continue to push for and I think open source techniques such as free downloads as very powerful in that kind of market. So I think the experience we have gained to date is going to be very useful in extending our range there with the new perks that we will get from Inprise/Borland.

     Q.   Thank you.

     THE OPERATOR:  Thank you.  We have no further questions.

Please continue.

     MS HUGHES: Thanks very much. I wanted to thank everyone once again for joining us this morning, and again I encourage you to visit our web site at www.corel.com or www.inprise.com. There will be audio replay available approximately 30 minutes from now. And if you do require additional information or any further interview opportunities, if you would like to make any requests in that regard, please refer to the press releases for the appropriate contacts and we will do our best to accommodate you today. Thanks very much for joining us.

02/07/00 @ 11:30 a.m. - New York, New York
Teleconference with Dr. Cowpland and Mr. Fuller
"Corel - Inprise/Borland merger to create Linux powerhouse"


MODERATOR: Thanks for standing by. Welcome to the Corel-Inprise/Borland merger conference call.

     At this time, all participants are to be in the listen-only mode.

     Later we will conduct a question and answer session. Instructions will be given out at that time.

     If you should require assistance, please depress star zero and, as a reminder, this conference is being recorded.

     I would now like to turn the console over to our host, Ms Katherine Hughes.

     Please go ahead, madam.

     MS. KATHERINE HUGHES:  Thanks very much, Chris.

     Good morning, everyone, and thanks for joining us today to discuss our announced merged between Corel Corporation and Inprise/Borland Corporation.

     We are pleased that you are all able to join us this morning.

     My name is Katherine Hughes. I am with Corporate Communications at Corel Corporation, speaking to you today from New York City.

     By now you should have received a detailed press release entitled Corel-Inprise/Borland Merger to Create Linux Powerhouse. This press release was distributed over Canadian Corporate News and Business Wire.

     If you have not yet received this release, please visit Corel's web site at www.corel.com or at Inprise at www.inprise.com.

     There you can link to our web cast and get additional background materials on today's announcement.

     Hosting today's teleconference are Dr. Michael Cowpland, President, Chief Executive Officer and Director of Corel Corporation; and Mr. Dale Fuller, Interim President and Chief Executive Officer at Inprise/Borland Corporation.

     With the completion of this merger, Mr. Fuller will be appointed as Chairman of Corel's Board of Directors.

     Also on hand to answer your questions following the opening remarks are Mr. Michael O'Reilly, former CFO, now independent consultant, for Corel Corporation, and Mr. Derek Burney, Executive Vice-President Engineering and Chief Technology Officer at Corel.

     Before we begin, I would like to remind you that during this conference call there maybe statements that are Forward Looking, as that term is defined by the US Private Securities Litigation Reform Act of 1995.

     These statements are based on current expectations that are subject to risk and uncertainties. Actual results may defer you to factors such as shipper and consumer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables which are discussed in the company's report on Form 10Q and other reports filed with the Securities and Exchange Commission.

     With that, I would now like to turn the call over to Michael Cowpland.

     DR. COWPLAND: Thanks, Kathy. I would like to give a few highlights of the transaction and then we can go over to Dale Fuller and then questions and answers.

     At this point, the most exciting thing about this deal is the fact that it provides a single source solution for Linux and all other major platforms from one vendor.

     At Corel, we have already established ourselves as the leading player in the Desktop Linux West market and have achieved the number one spot in downloads on ZNet.

     In the application space, we have already achieved the number two spot with WordPerfect and have now launched our full other Suite called Linux with the Beta route as we speak.

     On the Inprise/Borland side, they have the developed tools and the enterprise middleware. Put the combination together and we have an incredibly strong Linux lineup that is second-to-none in the world.

     As far as the install base, we have over 50 million users of Corel parts world-wide. Inprise has an install base of five million developers.

     So put the two together and you have 55 million users who are currently and mainly in the winners market. With these tools and applications, we are able to offer a very smooth transition for users to move into the rapidly developing Linux market.

     Market evaluations have shown that Linux is the hottest technology around anywhere right now and is perceived as being the ideal operating system for the web going forward, with the strongest growth rate over the next 10 years.

     If you look at what people want to do right now, they want to take advantage of Linux as soon as they can, and wiggle the tools and applications we got, we can facilitate doing that.

     Over to you, Bill.

     MR. FULLER:  Thanks, Mike.

     As you have heard from Mike, we have a long list of reasons for bringing our two companies together.

     Our shared vision is pretty straightforward. It is to lead the development of Linux and other open software technologies that will bridge and accelerate the value of the Internet to the world.

     The bottom line is what we are delivering is the future. What we deliver today is giving you that bridge from the Windows environment or from a Solarus environment to Linux which is the choice of the next generation of the Internet generation, who wants freedom of choice.

     Let me give it back to Mike.

     DR. COWPLAND:  Okay.  At this point we probably can go to questions.

     MS KATHERINE HUGHES: I think what we would like to do is we have received a press release. We have had some opening remarks, but we would really like to allow as much time as possible for your questions.

     So, Chris, if you would like to open the call for questions at this time.

     MODERATOR: Yes, madam. Ladies and gentlemen, if you would like to ask a questions, please press the one on your touchtone phone. You will hear a tone indicating you have been placed on queue and you may remove yourself from that at any time by depressing the pound key.

     If you are using a speakerphone, please pickup a handset prior to depressing the number.

     Our first question is from Julian Biltran, from Wall Street Journal. Please go ahead.

     Q. Mr. Cowpland, this new deal, does this put your company squarely on the footing towards moving into a Linux-based company and are you moving away from Windows?

     DR. COWPLAND: No. We see Windows as being the cash cow that is funding all of this development and we see Windows continuing to be strong in the decade ahead.

     However, we also see a tremendous interest in Linux moving up as an equal competitor to Linux -- sorry, to Windows over the next 5 years, and we have the ideal company to help people accelerate and facilitate that.

     MODERATOR: We have a question from Stephen Sincland, from ZNet. Please go ahead.

     Q. Good morning, gentlemen. I was wondering about a couple of things regarding Corel's move of its software to Linux.

     You guys have been working both at Signus* Solutions and the Wine Project in the past. I was wondering if those agreements will continue -- at Signus, obviously, it seems you might be going in the future will Borland when it comes to importing applications over from Windows to Linux -- especially since Signus* is part of Red Hat now.

     MR. BURNEY: For sure we will be evaluating the development tools, but our work on Wine will continue. In fact, both companies will continue the normal course of action in terms of the products that we are developing.

     Just as is always the case, we are in a perpetual state of evaluating the tools to use the ones that best our need.

     Under the merger, it goes without saying, I think, that the developer tools that we would have access to on the Inprise/Borland side, would, obviously, be the number one choice.

     Q. So could you perhaps describe which software packages you expect to make available to Linux through Wine and which ones through a complete port to Linux?

     MR. BURNEY: All of our current products that you see on Windows, we will be using, to some degree, the Wine technology to get to Linux. And, then, all the native development we will be using a variety of tools in terms of anything new that is coming down the pipe. But all the applications that you are familiar with from Corel, like CorelDraw, Corel PhotoPaint, Corel Ventura, Corel WordPerfect, and so on and so forth, they will all be released in the next coming months using the Wine technology.

     MR. FULLER: I think if you look at the product that Signus has out there today, which is a low-level C compiler.

     What we provide is we provide the higher level rad tools for business programmers, which is 10X the low-levelled right devise driver-type of things that Signus can provide.

     We really actually add a lot of synergies with what Signus is doing out there in the market today. We really don't see it competing at all in that business segment, as we go through the marketplace.

     MODERATOR:  Our next question is from Geovardy from the National Post.

     Q. Thank you very much. I actually have a couple of questions. Maybe I will ask them all now and you guys can tackle them.

     Can you give us a little bit of background of how this merger came about, who approached whom and when?

     Second, is Inprise/Borland reporting any Linux revenues yet and, if not, when can we see some?

     Third, will this merger, as it percolates over the next couple of months, delay introduction of any of Corel's planned Linux products?

     DR. COWPLAND: We had a close relationship with Borland going back many years. In fact, two of the products in our Suite came from Borland. That is the Quattro Pro spreadsheet and the Paradox Database.

     We got into serious discussions on this deal less than 30 days ago. It has gone extremely quickly, because once we identified the opportunity, it looked so good we wanted to execute as quickly as possible.

     Q.   Did you approach Borland, like?

     DR. COWPLAND: I think we kind of came to the idea -- we met at one of the trade shows and it just clicked.

     MR. FULLER: Our teams have been working so closely together from a development standpoint because of the products that we do and we leverage what Corel is doing, and Corel leverages what we have been doing at Inprise, that it was just a constant percolation of, hey, why don't we get together, why don't we move closer together.

     As our policy at Inprise Corporation, we do not break out revenues by operating system line at this point. But, needless to say, we do have products that we are shipping today that run on a Linux: our application server technology that we have, our Inprise application server, our Busy-broker for Linux, our Innerbase Product for Linux, and our J-Builder Product for Linux.

     So we have products that are shipping today that people can purchase for Linux.

     Q.   How long have they been shipping?

     MR. FULLER: The Inner-base Product for Linux has been shipping for two years. Busy-broker has been shipping now for a year and a half. We have had it on Linux.

     The application server, we just started shipping. We just announced it last week.

     J-Builder has been shipping since December, when we launched the Free-foundation Class Library with Sun.

     DR. COWPLAND: Also, is the other party aware that we shipped three million of Linux on the Desktop OS last quarter, which was pretty well the same level that Red Hat shipping.

     Q. Mike or Derek, can you give me a rundown of whether or not any of the Linux products that Corel are planning will be delayed by the merger?

     MR. FULLER:  No, not one of them will be delayed.

     In fact, just the other day in New York, we showed the office product in Beta form. That is still on target to be released in April.

     If anything, the applications that are coming after that could potentially be accelerated with the use of the new tool.

     Q.   Thank you very much.

     MODERATOR: Our next question comes from Simon Tuck from the Globe and Mail. Please go ahead.

     Q.   Hi.  Just a couple of numbers questions.

     First of all, can you tell me how you get the $2.4 billion on the merger? Is that the market cap of the combined companies?

     MR. O'REILLY:  Simon, it is Michael O'Reilly.

     Yes, that is taking, I think, our trading values when we closed on Friday, the relative market caps taking into account the .747 exchange ratio.

     Q.   So it is combined market cap, Michael?

     MR. O'REILLY:  That is correct.

     Q. And, second, if you look at this new company, can you tell me how much the Corel shareholders will own and how much the Inprise shareholders will own? Looks like about 60/40?

     MR. FULLER: Yes. This is Dale speaking. Actually, it works out to be that it is a 56/44 split.

     Q.   Thank you.

     MODERATOR: Our next question is from Dominique Marve from Silicon.com. Please go ahead.

     Q.   This question is to Mike.

     Mike, you have a certain amount of customers that exist into Windows at the moment.

     How many customers do you really think actually want to migrate to Linux at this time?

     DR. COWPLAND: If you look at the surveys, it has moved up rapidly from, I think, 30 per cent last year of organizations towards 60 per cent. So it is accelerating very rapidly.

     The more that people realize the benefits, the more they want to move, because it is scalable, it is reliable, it is open and it is the lowest-cost system. Basically, it is the sooner the better.

     Up until recently, people thought it might take awhile to be user-friendly. But we have changed that lastly with the introduction with the Royal Desktop Linux the West, which has virtually a zero running curve to move over to it from Windows.

     The same thing will apply with our application Suite. It is virtually identical to the other Suite on Windows and interacts with all the files of Windows, including Microsoft files.

     So we are removing all the reasons people would not want to move and, therefore, we are selling the process rapidly. With this transaction we can make that even better, with the provision of tools and enterprise connectivity.

     MR. FULLER: From our standpoint from the developers, which is kind of the leading edge of any new technology, we launched a Java tool that you could download for free off of our web site.

     You would fill out a survey. We have had hundreds of thousands of downloads of that. Of those downloads, the surveyed questions of respondents, 6 per cent of those said they were currently using our job of products.

     So we are seeing - and, two, of the total out there, 50 per cent of those hundreds of thousands of downloads were Linux versions. So we are seeing a big move to Linux.

     MODERATOR: Our next question is from Natalie VandenBosh from CTV. Please go ahead.

     Q. Michael Cowpland, in the relief that has been handed out there is some talk of some duplication.

     Will there be job losses and where?

     DR. COWPLAND: There will be some savings. We have identified many in the administration and other areas.

     But in terms of the main benefits, we see a lot of common engines, the graphics of printing, the UI and the tax laws, sharing of technology on the engineering side. So this is going to make both sides a lot stronger.

     Q.   So no job losses?

     DR. COWPLAND: I would say there would be no job losses. We will be able to identify that over the next two or three months.

     Q.   Will that happen in Ottawa, do you think?

     DR. COWPLAND: Too early to identify, but we are looking more at the upside of the growth opportunities than the job loss situation.

     MR. FULLER: If you look at the job losses, I have lost my job as presidency, yes, and been promoted to chairman and that is in the US. So there is one job promotion and one job lost.

     Q. You have called it a merger when the split is 56/44 which is the figure, I believe, you gave.

     Is this a take-over?

     DR. COWPLAND: No, it is really a merger, because if you look at it we don't have any overlapping technologies. We are not having to get rid of any technology that doesn't fit. So it is kind of a merger of technologies.

     Q.   Thank you.

     MODERATOR: Our next question is from Bob Ferguson from the Toronto Star. Please go ahead.

     Q.   Hi, it is actually Rob.  I will not stand on that.

     This is for Mike. You were saying that you still see Windows as being the cash cow. I am wondering what percentage of revenues now come from Linux -- where you see that in one year and in, say, in five years?

     DR. COWPLAND: Well, we are looking at Linux just at the starting point and, in fact, we have just created the desktop market because people said it didn't exist until recently. But we did do, as I mentioned, three million in the Q4, which already has put us at the level of Red Hat, which is the leader on the server.

     So we are looking at kind of exponential growth. As far as projections market, are there any projections for this coming year?

     MR. FULLER:  IDC said the market itself will grow at more than 25 per cent.

     DR. COWPLAND: I think we are looking around the twenty-plus revenues as our target for Corel in the coming year.

     Q.   Twenty per cent?

     DR. COWPLAND:  Twenty million in Linux revenue.

     Q.   And that's for the next year?

     DR. COWPLAND:  Pardon?

     Q.   That's for a year from now?

     DR. COWPLAND: That's during the current fiscal year. Because we are already off to a good run rate, as I mentioned, with the introduction of the O/S and we have our full other suite coming out next quarter, so -- even though it's kind of hard to project because we are in the exponential take-off point, certainly, it's reasonable to do the 20 to 30 million this year and -- Q. What percentage -- I'm just getting confused on percentages. When we talk about percentages of revenues, what percentage of Corel revenue would that be?

     DR. COWPLAND: Well, at this point, that would be -- if we do achieve the 30, that would be in the, I guess, 10 per cent range.

     Q.   Okay.  So, now, where you are about?  Two per cent or something?

     DR. COWPLAND:  Five per cent.

     Q.   Five per cent.  Okay.  Thank you.

     DR. COWPLAND:  Five per cent in Q4.

     Q.   Okay.

     MODERATOR: We have a question from (inaudible), from Daily Deal. Please go ahead.

     Q.   I have a question for Mr. Fuller.

     I'm just trying to get an idea -- I'm trying to understand the valuation involved in this transaction. And based on (inaudible) Friday's closing price, the premium your company looks to be getting is about 15 per cent. I want to know why you would accept that type of premium when other types of transactions, comparable transactions, have received much higher premiums, up in the 50-60 per cent range?

     MR. FULLER: Sir, I mean you have to look at a couple of different angles on this thing. This is a merger of equals. A merger of equals is roughly equal to its market capital when you combine and that's the reality of it. And we do have a fixed ratio that we go. So, as the market cap grows with this, my shareholders and our shareholders together continue to win in benefits of this as we go forward.

     Also, we are in a marketplace that's just now beginning to explode and, you know, you are just at the very beginning phase of this. So it's tremendous upside potential.

     So, in an acquisition where you lose control and you lose the rights of a lot of that, you know, where you are less than 20 per cent or 30 per cent, yes, you get premiums. But when you are a merger of equals, you are going to ride on the upside just as much as, you know, as the other person.

     Q.   Got it.  Okay.  Great.  Thank you very much.

     MODERATOR:  The next question is from Stewart Ziffer* from Client Server
News.

Please go ahead.

     Q. You talk about keeping Inprise/Borland operations where they are right now.

     Is there going to be, however, (inaudible) and movement of personnel between Ottawa and the Valley, any combined Linux centre set up or any plan to reorganize, eventually, along those lines?

     DR. COWPLAND: I think we will be seeing quite a bit of (inaudible) back and forth but we are used to working with development teams around the world, so we don't see any real problem in keeping people where they are, and I don't think the California people would like the Ottawa climate that much.

     Q.   Do you have a combined head count?

     DR. COWPLAND:  The combined head count would be 2,200 people.

     Q.   Okay.  Thank you.

     MODERATOR: The next question is from Matthew Islet* from Informwork*. Please go ahead.

     Q.   Hello, there.  I have a couple of questions, actually.

     First of all, I wanted to know how Inprise or Borland will operate as part of Corel --there's mention of it being a subsidiary -- and what it will be known as; and then, also, how the deal will affect the deal that Inprise did with Microsoft, in the middle of last year, in terms of supporting Windows 2000 and Complus*; and then, also, on the application server side, how the companies will work to compete with the popular Apache* application server.

     DR. COWPLAND: We are looking at keeping the Borland brand names, which are very strong, and (inaudible) server side, you can mention what you think.

     MR. FULLER: Yes. In the application server technology world, you have to realize that we currently own about 70 per cent of all application servers in the world, today, through OEM arrangements with, like, Oracle, HP, Cisco, Sun, Netscape and Novell. They are shipping our core products into -- integrated into their core products, so we have a tremendous in that market already, and we are now shipping our own product, called the Enterprise application server, as well -- and we just launched that on Linux. So we have products all over the place.

     Q. Okay. But in terms of, actually, (inaudible) what will it be known as, as part of Corel?

     DR. COWPLAND: It will be part of Corel and I think the product names will stay in place.

     MR. FULLER: It will be called Corel and we will using the Borland name because that is a good moniker.

     Q.   Sure.  And what about the relationship with Microsoft?

     MR. FULLER: That's a good, strong relationship we have Microsoft. We are still the number one developer of application tools for the Microsoft platform, for all Windows-based platforms, and Mike -- DR. COWPLAND: At Corel, we have a strong relationship, too. We license Visual Basic and they license trip art* from us. So those relationships continue strong.

     MR. FULLER: Microsoft will continue to be a player in this environment, in this world, for a few more years.

     MODERATOR: We have a question from Karen Roland*, from Computer Resale and News.

     Please go ahead.

     Q. I just want to know what the potential benefits of this deal will be for your respective channels and especially the impact on the in-price channel.

     DR. COWPLAND: We certainly think, on the retail channel, that we can add some more impetus behind the Borland products and I think (inaudible) vice versa.

     MR. FULLER: Yes. Exactly. Our channels definitely receive the benefits, now, of being of a leverage where Corel has to offer to their customers out there and, really, fulfilled the need for applications being in the Linux platform. So, you know, teaming up with people like, you know, Red Hat VA Linux and Turbo Linux and S.u.S.E. and even Caldera, I mean it really plays very, very well. We are the number one large person out there developing applications for Linux.

     Q. And in terms of how you deal with your channel, I mean, will that change at all? I assume personnel will change, et cetera.

     DR. COWPLAND: There, obviously, will be some adjustments back and forth but we definitely have gains both sides, in terms of the extra activity we will be able to get.

     Q.   Okay.  Thank you.

     MODERATOR:  The next question is from David Naylor*, from CBC.

     Please go ahead.

     Q.   This is for Michael Cowpland.
     Michael, what advantages or synergies do you see, now, from having a large component of your business located in Silicon Valley?

     DR. COWPLAND: Well, basically, that's a major advantage because of the networking and the (inaudible) activity we have to the number one technology spot in the world. And, on the other side, we see a lot of the engines we have got for our consumer applications, the Graphics engine, the fitting* engine, UI & Text engine, to be a big use in the (inaudible). So we see a good two-way flow to NOGI*.

     Q. Do you see this as a trend in the industry? We have seen a few business partnerships this way over the last little while. Is this something that's becoming necessary for Canadian companies?

     DR. COWPLAND: I think it's very desirable. It may not be necessary but it certainly is a very good move.

     MR. FULLER:  This is Dale Fuller speaking.

     I think it's very necessary for Silicon Valley companies to have relationships and trends in Canada.

     Q.   How come.

     MR. FULLER: Because of talent pool, market opportunity, worldwide domination of markets and access. Everything isn't invented in Silicon Valley, though we like to believe that.

     Q.   Thank you.

     MODERATOR:  Our next question is from Jim Bagnall, from Ottawa Citizen.

     Please go ahead.

     Q.   I have a question for Dale Fuller.

     You are no doubt familiar with Corel's history with WordPerfect and how that whole operation wound up back in Ottawa.

     Do you have any concerns on that front? Or do you have any, I guess, expectations or deals in place that would prevent that sort of thing?

     MR. FULLER: Well, no, we don't have any deals in place to prevent anything, because we don't want to restrict the business. We don't want to confine the business just saying, "You have to do X," if it doesn't make good business sense. I think that what you are seeing in the market today is the evolution of this thing called the Internet. Businesses are reacting to that; it's called speed. Efficiencies and speed is key. I think that us having, you know, basically, engineering (inaudible) of excellence, not only in Silicon Valley but in Ottawa, in Singapore, in Sydney, Australia, Tokyo, Japan, over in Amsterdam, is very key for us to leverage all the different assets, the intellectual assets that we have across this whole big corporation.

     DR. COWPLAND: The good thing is we are going to be located in the two top talent pools, the Silicon Valley pool and Silicon Valley North, and the other message of Linux is it's truly a global team effort and people can actually work easily on the web because the technology is so modular. So this will certainly facilitate keeping the strength of both teams in place.

     Q. Dale, will you be the only addition to the board of directors under the combined company?

     MR. FULLER: No. We are going -- actually, one more board member is going to be brought on board from the current shareholders of Inprise.

     Q.   Okay.  And has he or she been identified yet?

     MR. FULLER: No. We are going to still -- we have about another 60-70 days to make that decision.

     Q. Okay. And do you have any protection against the possible share price decline of Corel in the event it's allowed to go a certain price?

     MR. FULLER: No; there are no collars on this thing because this is a merger of equals. If it was an acquisition, you would typically put a collar around something. But this is a merger of equals.

     Q. Okay. I wonder is someone could help me out with the math a little bit. Judging by your fourth quarter, your fully diluted share account was 59.3 million which, at 14.94 U.S., works out to 885 million, and that 44 per cent, that works out to only 2 billion value of the transaction.

     Is the share count different somehow?  Or what am I missing?

     MR. O'REILLY:  Jim, it's Michael O'Reilly.

     I think the number you are referring to in the press release was taken from Corel's Friday close and so the calculation is that market cap and the application of the exchange ratio, at .747.

     Q. That is this Friday's close price, though, isn't it, 14.94? That's the number you have in the press release.

     MR. O'REILLY: Corel's price was $20. So I think you will find, if you do the math, it's about 1.3 billion and just over 900 million, and that's where the
2.4 comes in.

     Q. No; you have it right here, in the press release, that it's based on a closing price of $20 at Corel. This represents a value of 14.94 per share increase. Right?

     MR. O'REILLY:  Right.  Are you taking the fully diluted shares, Jim?

     Q.   I'm assuming that's what you have given us here, isn't it?

     Yes, it is.  That's what it says:  a fully diluted basis.

     Perhaps we could talk about this later --     MR. O'REILLY:  Yes.

     Q. -- and get that sorted out because there's $400 million missing somewhere.

     Okay.  Those are the questions for now.

     MODERATOR:  We have a question from Susan Taylor from (inaudible).

     Please go ahead.

     Q. I was going to ask that same question about valuation, so I don't know, maybe before this call concludes if somebody can grab a calculator and start hammering out those numbers and let us all know, that would be much appreciated.

     A couple of other questions, though, if I could.

     Will there be any reorganization within this new company that's going to have a Linux division or a Linux operation within it that will -- DR. COWPLAND:
We haven't nailed a lot of details, yet, Susan. We will be working intensely on that in the next two or three months before the deal closes.

     MR. FULLER: But, Susan, just to give you a couple of numbers -- this is Dale Fuller speaking -- we have, combined, over 1,000 engineers, developers, inside the two corporations, with better than 50 per cent of those people working on Linux today, so, and Linux touches almost every product we have in-house, so it's really, really key as we go forward. I don't know if there will, like, be a specific Linux division, but we are not ruling that out as we go forward. We are going to do whatever is right for the business and for our customers.

     DR. COWPLAND: In general, we find, because of the tools available, that the same team can work on a product that goes both Windows and Linux, so there's a lot of benefit in actually not making them too different because, that way, you get seamless compatibility between two products as opposed to having two different groups working in different directions.

     Q.   One other question -- this is for Dale.

     Did I hear you correctly? You mentioned earlier that the two companies had been doing development work together previously?

     MR. FULLER: Yes, we have. In fact, we, Borland, sold to Corel, a few years back, Paradox, and, yes, Corel has actually taken some of our products, in the past, and we have been working together. We made an announcement, I believe, in November, that we were going to work together on Linux, making sure our tools worked and integrated with Corel's Linux platform, as we went forward, so we have been working very closely on that, as we have been going forward.

     Q.   Sorry.  That Paradox sale, that occurred when?

     MR. FULLER:  Way before my time.

     DR. COWPLAND: Going back, before that, Quattro Pro was developed by Borland, too. So there's a lot of history going back between the two groups.

     UNIDENTIFIED SPEAKER:  Do you remember when it was -- when you --

     UNIDENTIFIED SPEAKER:  About three years ago.

     Q.   Three years for Paradox and about four for Quattro Pro.  Right?

     UNIDENTIFIED SPEAKER: Right. But the other (inaudible), too, is that the Paradox, the actual database engine residing inside Paradox is the BDE* and we have been working with Borland all along, in conjunction with that because it's also used by Delfi.

     Q. Okay. And then, again, if I could leave that question on the valuation to be clarified before the end of the call. That's it. Thank you.

     UNIDENTIFIED SPEAKER:  They are doing the calculations now, Susan.

     MODERATOR:  We have a question from Clint Henderson, from On 24.

     Please go ahead.

     Q. Hi, gentlemen. You discussed, earlier, some cost savings. If you could go into a little bit more detail. I know you said there's probably no immediate lay-offs, but what other cost savings you are anticipating. Thank you.

     MR. FULLER:  This is Dale Fuller speaking.

     I think it's a little too early to really drive down into the numbers, but let me give you kind of an update -- and we will give you regular updates, as we go forward. We have actually hired McKenzie to help us with the disentanglement of the two companies; Michael (inaudible) is actually going to help lead that team as we really start driving into the companies' drive efficiencies across the organization to make sure that we actually do it right. So it's not a totally internal-driven methodology that we are going down the path of; we are using external experts and everyone -- well, most people know who McKenzie is, and they are the best in the world at helping do this for the high-tech companies.

     Q.   Great.  Thank you.

     MR. FULLER: We will give you -- probably in about 30 days, we will give you a snapshot of exactly what's going on and do status checks and let everyone know, you know, we are progressing down that path.

     Q.   Good.

     MODERATOR: Once again, if there are any further questions, please address one at this time.

     Our next question is from Tom (inaudible) from V Computer Paper. Please go ahead.

     Q.   Hi, Dale.  Hi, Michael.  How are you doing?

     I'm just wondering, are you going to be encouraging parallel development of Linux and Windows applications, since, I think, Dale, you mentioned that you have what, five million developers, right now, using your technologies?

     MR. FULLER:  We absolutely do.

     DR. COWPLAND: I guess with Kylex* coming out, it will become very easy to people to natively develop in Windows and Linux with virtually the same methods and currently with Wine* moving along well, even current Windows code can be largely reused on Linux.

     MR. FULLER:    If you take those millions and millions and billions of
lines of code
that are written on the Windows environment right now, either in Delfi or Visual Basic, you are going to be able to bring those over from Delfi, on Windows, straight into the Linux platform. It extends the life and the revenue that a potential programmer or developer can actually get and extending his life down the line into this new technology for the Internet. So that's a real plus. So the fastest way for a Visual Basic person to get on Linux is to get Delfi today and basically port it straight across, into Delfi, and then straight into Linux.

     Q. Are you going to be creating any programs or anything to encourage that kind of parallel development? Because one of the things that always holds Linux back is that people complain there are no Windows applications, or Windows-like applications, for the Linux platform.

     MR. FULLER: And, you know, the great news is that's exactly what this company, the combination in this merger, does for the environment: it creates all the office suite products for Linux plus all the development tools for business applications and business development as they go forward out there.
So, yes, absolutely, we are going to have a very aggressive campaign for getting people getting ready, getting them ramped up, so they don't have to wait until Kylex* comes out. I mean they can develop today, get their products on today.

     UNIDENTIFIED SPEAKER: I actually would like to just jump in. I'm going to have Michael O'Reilly address the question that was raised earlier, by Susan Taylor, I believe, at Reuters.

     MR. O'REILLY: Just to clarify on the numbers cited in the press release, that was derived as follows: Based on Corel's closing price, on Friday, of $20 and the exchange ratio of .747, that would translate to a price for Borland/Inprise shares of $14.94, times -- they are fully diluted shares outstanding of 71.7 million yields one billion and 71 million. Corel's fully diluted shares at 68.3 million, at a closing price of 20, yields 1.366 billion. So, adding 1.366 billion to 1 billion and 71 million comes out to 2.44 billion. That's the derivation of that number.

     MODERATOR:  Our next question is from (inaudible) from Belgium.

     Please go ahead.

     Q. Hi. Are there any non-core areas at either company that will need to be divested? And, conversely, are there any holes to be filled? Are there any plans for acquisitions? Any plans to bring any of the Corel affiliates that are working with Linux into this new entity?

     DR. COWPLAND: Well, we don't see any redundant technology, at all. That's the good thing. There's no overlap at all. And the affiliates we have also fit in nicely, in terms of (inaudible) and moving very rapidly to push those forward, but utilizing the core technology that both Corel and Inprise/Borland provides. So it's a real win-win situation. And we can see investing in more of these start-up companies that are exploring all the things that Linux can do, which is very versatile because it's so modular.

     MR. FULLER: And, again, we are going to continue to encourage entrepreneurship in this world and to deliver new creative solutions and products out there. We are going to be leading in that. We have the development tools. We have the intellectual assets that we are going to leverage with the distribution channels that will help the small start-ups get going and become big very, very quickly. On top of that, we are going to continue to drive our partnerships and our relationships with Red Hat, VA Linux, Turbo Linux, Caldera, S.u.S.E., and other OEM partners, like Oracle, HP, Sun, Netscape, Novell, we are going to continue to drive those and provide solutions on all the platforms out there and -- in this whole new generation being Linux.

     Q.   A second question, if I may.

     It looks like Corel's running at an operating profit after the last quarter, while Inprise is running at a bit of an operating loss after the last quarter.

     Can you give an idea whether you plan to run this thing at an operating profit or break even or some sort of indication about that?

     DR. COWPLAND: Well, we are planning to keep the operating profitability continuing going forward and every part of the savings we will achieve through the savings in administration and SG&A* that we anticipate -- although we haven't got enough detail, at that point, to drill down (inaudible).

     MR. FULLER: Let me respond to it from the Inprise standpoint. At (inaudible), we made it very clear to our shareholders and to the analysts that we were going to be profitable by Q3 of this year 2000. We have an operational model and a plan to drive to that.

     So, any additional efficiencies we can get from a merger only add to that that we can get there faster.

     Q.   Thanks very much.

     MODERATOR:  Our next question is from Ellis Booker* from Internet.

     Please go ahead.

     Q. Hi, guys. There continues to be a perception of Linux, while appealing to a kind of rogue developer community, still has yet to crack in any significant way the Enterprise market.

     What will this merger and your efforts going forward do to change that?

     DR. COWPLAND: I think the sheer strength of the company will certainly accelerate adoption by the Enterprise and I think all the Dot.com companies are already using Linux as their preferred O/S, and every, I guess, evaluation of Linux seems to be getting more and more positive as we go forward. We have already changed the landscape of its useability to Desktop, with the introduction of our Desktop OS, and with the (inaudible) of other suite now out (inaudible) identical product on Windows as on Linux. So there's really no learning curve involved any more; people can enjoy the benefits of scalability liability, openness and low cost of Linux without any penalty.

     Q.   I just wanted to follow that up.

     Do you have any reference customers, Enterprise reference customers, who are, in fact, using the office suite in any, again, significant way on Linux?

     DR. COWPLAND: Well, (inaudible) to get those because we are just introducing the other suite. We have had, now, 2 million downloads of WordPerfect 8 already. So big Enterprise has obviously moved the slowest, so the initial adoption is with smaller organizations. But because the benefits are so strong, this definitely is going to break through to the bigger organizations before long.

     MR. FULLER: I think that, you know, your original comment is a derivative of what I have heard from a lot of the players out there that when it causes a kind of disinformation that Linux is a hobbyist's computer operating system and it's made for very young enthusiasts in the world. Let's face it, there are people that have the financial incentive to actually encourage that and promote that. However, if you are a company that wants to make money, in the future, you will seriously consider Linux.

     I will give you a prime example firsthand -- and you can go look at Media Metrics* or Relevant Knowledge* -- the ninth largest Web site in the world is one that we created at another company of mine call Who Ware* that got acquired by a company called Lycos. Angel Fire* is the ninth largest Web site in the world. It was developed running on Linux from the very beginning. The reason it was developed running on Linux is it was one-tenth the cost of Solarus, which was the alternative. Because NT was never an alternative.

     So, you are seeing a tremendous benefit, just in cost savings in that, and when you are talking about the scalability, it's gigantic.

     So if you are not serious about running a profitable business or making money in going forward, then you will not consider Linux.

     MODERATOR:  Our next question is from Barry Cowans*, from PC Probe*.

     Please go ahead.

     Q.   Mr. Cowpland, are you gambling your company on Linux?

     DR. COWPLAND:  Pardon?

     Q.   Are you gambling the future of your company on Linux?

     DR. COWPLAND: No, the nice thing is we are not having to gamble anything because we are both strong in the Windows business and Linux' incremental growth, and the good thing is it leverages the Windows developers we have because most of them are working simultaneously on both the Windows and the Linux versions and there's not that much extra work to be done.

     Q.   Okay.  Thank you.

     MODERATOR:  Our next question is from Jim Bagnall, from the Ottawa Citizen.

     Please go ahead.

     Q.   I just have a quick follow-up on the math that you provided us with.

     You said that the share count for Inprise was 71.7 million and the accounts for the fourth quarter show a share count of 59.3. I was just wondering what accounts for the discrepancy.

     MR. O'REILLY:  Jim, it's Michael.

     The 71.7 is the number I have as the properly measured, fully diluted number. I'm not sure about the source you are looking at.

     Q. Well, the source is the company Inprise, which released its results just last week.

     MR. O'REILLY: I don't have that information in front of me so I can't reconcile it off the top of my head but -- MR. FULLER: Again, that would be fully diluted with the employee-invested stocks; that would not be in a release that would be out there, because you don't have to account for that when you release that. So, in a merger, you are looking at the fully diluted amount that's incorporated in there.

     MR. O'REILLY: I think, Jim, some of the confusion may be the fact that there's a difference in measuring fully diluted shares as between Canadian and U.S. GAAPs. I believe the numbers I'm giving you have been uniform under Canadian GAAPs; as Corel would be the parent company, it reports under the Canadian GAAP.

     Q. Okay. So the fully diluted share count provided by Inprise would not correspond with the similar calculation under Canadian GAAP is what you are saying?

     MR. O'REILLY: The correct number to compare apples to apples, from Corel (inaudible) is 71.7 for Inprise.

     Q. Okay. And just to tie this off, what is the share count you are using for Corel on a (inaudible)? Is it 6.3?

     MR. O'REILLY:  Sixty-eight point three.

     Q.   Sixty-eight point three.

     MR. O'REILLY:  Yes.

     Q.   Okay.  That squares everything up.

     Finally, the correct corporate name for Inprise is Inprise/Borland Corp.?

     MR. FULLER:  Yes, the correct name for it is Inprise/Borland.

     Q.   That's the Canadian pronunciation.

     MR. FULLER:  Right.

     Q.   Thank you.

     MR. FULLER:  Inprise/Borland, eh?

     Q.   Thank you.

     MODERATOR:  Our next question is from Corey Goldman from CNN Financial
News.

     Please go ahead.

     Q. Hi, there. Sorry if I might have missed this because I joined a bit late.

     I'm just curious what may be your actual revenue projects of this going forward, you know, there's a lot of these Linux products, especially North America.

     DR. COWPLAND: Well, we are basically saying that it's 20 to 30 million this year, from the Linux side. It's hard to believe right now because it's (inaudible) but we have shipped three million in Q4, and we are shipping other suites next quarter, so we have lots of reasons for optimistic growth there.

     Q.   Okay.  Thanks.

     MODERATOR: Our next question is from Clint Henderson from On24. Please go ahead.

     Q.   Actually, I am sorry I didn't get a line.  Sorry about that guys.

     MODERATOR:  Our next question is from Kevin Bell from Ottawa Sun.

     Q. Hi there. I just wanted to ask a question about your past history and what you see going forward. The two companies do have some history and part of that history is, I believe, you have both been bloodied by Microsoft. I am just wondering, just out of curiosity who would you see as your main competitor? Would it be Microsoft, VA, Linux, Red Hat?

     DR. COWPLAND: I think we have managed to be successful in retaining a market share in Windows even though it is tough competition as you point out. And at this point, if you look at the Linux landscape, it is so huge an opportunity, we don't see any competitors to what we are doing because there is nobody else out there with this range of perks. In fact, as Dale says we can partner with people like Red Hat and S.u.S.E. and TurboLinux and so on.

     MR. FULLER: And that being said, I would say that, you know, being conservative and a pessimist and paranoid a lot of times because I'm a CEO is that our major competitor is ourselves, of us not being able to execute it. And we, Michael and I, are both very committed to making sure we are keeping an eye on the ball the whole time and moving the ball forward and executing and delivering what we say we are going to deliver.

     MS HUGHES: At this point actually, Chris, I would like to interject it is now 12:20. We can do a final polling for questions because we would like to end this call on time at 12:30 p.m.

     MODERATOR: Yes. If you wish to ask a question, please press one at this time.

     Our next question is from Susan Taylor from Reuters.  Please go ahead.

     Q. Sorry. I just want to make sure that I have got this clear then that the market capita's new combined entity is set at $2.44 billion U.S., whereas the value of this deal that we are talking about today is $1.07 billion. Is that right?

     MR. O'REILLY: Susan, it is Michael O'Reilly. Where are you getting the figure $1.07?

     Q.   I thought that was your number earlier.

     MR. O'REILLY:  Oh, with respect to the Inprise/Borland value?

     Q.   Yes.

     MR. O'REILLY: Yes. Yes, that is the derivative value and Corel's complementary value would be 1.366 adding to the 2.44.

     Q. Right. So the purchase price though I mean, just the exchange of Corel stock, et cetera, that can be set at $1.07 billion?

     MR. FULLER: I was going to say the Inprise shareholders receive $14.94 at that price, which works out to be, you know, a little bit more than $1 billion, as a merger as opposed to a purchase.

     MS HUGHES:  Is that the last question, Chris?  Can you do a final polling?

     MODERATOR:  No.  We have a question from Jill Varty from the National Post.

     Q. Hi. Again, a follow up. Mike, the projection of 20 to 30 in Linux revenue, does that exclude any revenue that would be coming from Inprise/Borland? Would that be Corel only?

     DR. COWPLAND: Yes, that is right. As Dale mentioned, they don't really break up the individual Linux revenues although they have lots of products already and the big launch of Kylex* coming up later this year. So there will be incremental growth there too.

     Q. Will you be breaking out Linux revenue once the two companies are merged?

     DR. COWPLAND: Yes, we will be certainly identifying that because there is obviously a huge interest in the market.

     Q.   It is.  Thank you.

     DR. COWPLAND:  Thank you.

     MODERATOR: We have a question from Simon Tuck from Globe and Mail. Please go ahead.

     Q. Hi, just a quick one for Mike Cowpland. If I remember correctly, Mike, last time I heard you owned about, was it 11 per cent of Corel shares?

     DR. COWPLAND:  Approximately, yes.

     Q. So your ownership of the new company would be in the neighbourhood of six or seven I guess. Right?

     DR. COWPLAND:  Right.  Yes.

     Q.   Thank you.

     MODERATOR: We have a question from Brian (inaudible) from EMT. Please go ahead.

     Q. Hi, gentleman. I was just curious, and this is probably a question to Michael, of how seriously you guys look at Linux as an actual client server platform instead of just an end to your platform which is in wide use today in web servers --

     DR. COWPLAND: Well, actually it is the very same platform as client server with our affiliate Graphon*, which is doing really well. You can actually run a Linux client and access applications anywhere on the web running Windows, running Windows NT or Linux. So you have tremendous versatility in having thin client solutions using Linux. And as you go to an all Linux solution, a Linux client -- a Linux server, you end up with a very low cost system without any Microsoft license fees required at all.

     Q. Okay. And wouldn't you call possibly Oracle competitors since they have the developmentals as well as an Internet platform? It might not be Linux but it is an Internet platform --

     MR. FULLER: Yes, in fact, I would classify Oracle as a competitor, however, I put this caveat around it is that their development tools are OEM from a little company called Borland.

     Q.   And one more question just for you, Dale.

     There was a lot of speculation that your purpose for coming after your job at Whoware* was to bring Borland to an acquisition. Now, that the cat is out of the bag, was that the purpose?

     MR. FULLER: No, that wasn't the purpose. In fact, my purpose was pretty much to make the company, you know, clean it up, get it ready for a new CEO to come in and run the company. And my contract expired on October 9th and I stuck around because I fell in love with what we were doing and what we were doing was changing the world. And I think that we have been rewarded by that from when I took over the company the stock was, you know, roughly about $2 and you can see where the stock is now. So my shareholders have gotten tremendous shareholder value, which was my primary goal when I walked in the door is to provide increase to shareholder value.

     Q.   Okay. That is it.  Thanks a lot.

     MODERATOR: Our next question is from Derek Mellon from Ottawa Business Journal. Please go ahead.

     Q. Yes. This question is for Michael O'Reilly. Michael, early on in the conference call I think there was a mention of what your role would be in this merger. I'm just wondering what exactly that is and once you are done with that will you still stay on as an independent consultant to the company?

     MR. O'REILLY: Yes, my role hasn't changed from what was previously announced. I will be consulting and advising the company and working very closely with company executives in bringing this transaction forward. For the next little while it is going to preoccupy a lot of people's time.

     Q. How much of that time do you think will it -- a couple of months, two, three months?

     MR. O'REILLY: Yes, I have agreed to stay on in this capacity to -- as late as the end of June.

     Q.   End of June.  Okay.  Thank you, Mike.

     MODERATOR:  Our next question is from Collin Trethaway from the new RO TV.

     Q. Yes, a question for Dr. Cowpland. How big is this deal relative to previous deals, WordPerfect and that type of deal as far as the evolution of Corel? Is this the biggest yet? Is this the most important step you have taken?

     DR. COWPLAND: Yes, this is definitely the biggest yet and I think it really gives us a huge opportunity for the next platform going forward, which we think is the future of computing.

     Q. And a further question, what do you attribute the drop-off in the so-called Linux fever in mid-December? Corel has come down from 60 to 30 range. Red Hat has come down. Why do you think the investors are cooling off a bit?

     DR. COWPLAND: Well, I think it is settling down, but if you look at it, it is still running at about 300 times revenue which is 15 times more than web. So we can't really complain about that type of enthusiasm.

     MODERATOR: And that does conclude our question and answer period for today. Please make your final comments.

     MS HUGHES: Thank you very much, Chris. This concludes our teleconference. I just wanted to remind you again though that there will be an audio replay starting approximately 30 minutes from now on our web site at www.corel.com and www.inprise.com. If you have further questions, please do contact the individuals listed on the press release and they will do their best to answer you or if we can accommodate additional interviews, we can do that this afternoon as well. Thanks very much.